

February 28, 2013

Via E-Mail
Mr. Wayne A. Whitener
TGC Industries, Inc.
President and Chief Executive Officer
101 East Park Blvd, Suite 955
Plano, TX 75074

> **Re:** **TGC Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **Response letter dated January 25, 2013**
> **File No. 1-32472**

Dear Mr. Whitener:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page 31

Note B – Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 32

Seismic Surveys

1.   Your response to prior comment four from out letter dated December 21, 2012 indicates that commencement of data acquisition is either the physical laying out of seismic equipment or recording contractually determined data points. Based on information contained in your response to prior comment five, we understand that the different

definitions of commencement of data acquisition are specifically related to Eagle Canada and TGC, respectively. That is, for Eagle Canada, commencement of data acquisition is defined as the physical laying out of seismic equipment, while for TGC it is defined as recording contractually determined data points. If our understanding is correct, please confirm that for us. If our understanding is incorrect, clarify for us the specific situations or circumstances under which you apply these different definitions, and explain your basis for such application.

2.   Explain to us, in greater detail, why you believe the "commencement of data acquisition" represents delivery under your turnkey contracts. Your response should address both arrangements under which commencement of data acquisition is considered to be the physical laying out of seismic equipment and arrangements under which commencement of data acquisition is considered to be recording contractually determined data points. As part of your response, describe the material terms of the different arrangements under which you perform turnkey services. Your description should clearly identify all deliverables, and should address any material performance, payment, cancellation and refund provisions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant